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Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

FALCONBRIDGE LIMITED
ESSP BULLETIN — UPDATE
December 20, 2005

Inco has announced that the expiry date for its offer to Falconbridge shareholders has been extended to January 27th, 2006. As a result, the acceptance deadline date for ESSP Members has also been extended to 4:00 p.m. (Toronto time) on January 18th, 2006.

The terms and conditions of the Inco offer are described in the Offer to Purchase of Inco dated October 24, 2005, which was previously sent to you, accompanied by the Directors' Circular of Falconbridge dated October 24, 2005 under which our board of directors recommends that Falconbridge shareholders accept the Inco offer, as updated by the Notice of Extension from Inco dated December 15, 2005.

In order to tender your Falconbridge ESSP holdings, please complete the original yellow form in the package sent to you earlier.

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC and the Canadian securities regulatory authorities. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian Investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

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FALCONBRIDGE LIMITED ESSP BULLETIN — UPDATE December 20, 2005